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Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

June 11, 2014

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Geoff Kruczek, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Echo Therapeutics, Inc.
Definitive Additional Materials
Filed on May 30, 2014
File No. 001-35218

Dear Mr. Kruczek:

At the request of and on behalf of our client, Echo Therapeutics, Inc., a Delaware corporation (“Echo” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated June 9, 2014 (the “Comment Letter”), with respect to the above-referenced filing. For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

1.
Staff Comment: Refer to the second bullet of your response. It is unclear how requiring the change of three out of five Board members provides factual support for your assertion that Platinum is “seeking to eventually replace the entire Echo Board.” (emphasis added) Please expand your response accordingly.

Response: Echo believes that if Platinum was able to replace three out of the five nominees on the Echo Board, Platinum would then have effective control of the Echo Board and the Board’s nomination process and would, thereafter, seek to replace all the incumbent members of the Echo Board. Echo does not believe that, once Platinum has effective control of the Echo Board, given its numerous public statements about the Echo Board, it would support the nomination of any of the incumbent directors for re-election.

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 11, 2014

2.
Staff Comment: The portions of your response relating to what are Platinum’s motives and agenda appear to be based on things/actions Platinum has not done. For example, your response refers to a failure to engage in constructive dialogue, resulting in Echo being at a loss to understand its agenda. In light of what you term as this lack of transparency, it is unclear how you have knowledge of Platinum’s actual agenda and motivations such that they are being misrepresented, or can describe that agenda and motivations as “self-interested” and seeking to “control the strategic direction.” While we note the reference to a “plan” communicated by Dr. Goldberg, it is unclear how or why you believe that plan differs from what Platinum has already publicly disclosed, particularly given that Dr. Goldberg declined to share it with your Board. Please expand your response accordingly.

Response: Echo continues to believe that Platinum’s agenda for pursuing a costly and distracting proxy contest to elect one nominee to the Board has not been fully disclosed. Platinum has asserted in its proxy statement a number of reasons to justify its proxy contest against Echo. Echo has previously indicated in its past letters to stockholders why it does not believe many of those reasons are consistent with the facts, thus giving rise to Echo’s concerns as to lack of transparency. Echo refers the Staff to its letter to stockholders dated May 22, 2014 which was filed with the SEC under cover of DEFA14A on May 22, 2014.

3.
Staff Comment: We note the portion of your response regarding Shepard Goldberg’s prior experience. If you elect to include similar statements in future filings, please also disclose, if true, that Shepard Goldberg was not part of a majority of each board and was not necessarily able to direct the company’s policies in any specific way.

Response: Echo calls to the Staff’s attention, that with respect to the companies referenced by Echo in discussing Mr. Goldberg’s past experience, Mr. Goldberg served in significant and substantial roles at each of these companies, roles that Echo believes allowed to him to have significant influence over direction of each of these companies. At Forticell Bioscience, Inc., Mr. Goldberg served as the Chairman of the Board and a member of the Board’s Audit Committee and Compensation Committee. At Cordex Pharma Inc., Mr. Goldberg served as the Chief Executive Officer from January 2010 to March 2012 and also served as a member of the Board of Directors and the Chairman of the Audit Committee from October 2007 to March 2012. At Emisphere Technologies, Inc., Mr. Goldberg served in the Office of the President from 2001 to December 2007, had a staff of more than 50 individuals and reported directly to the Chief Executive Officer (his cousin, Michael M. Goldberg, M.D.).

*   *   *   *   *   *

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 11, 2014

We appreciate the Staff’s review of Echo’s filing. If you have any questions regarding these responses, please telephone the undersigned or Joanne R. Soslow of Morgan, Lewis & Bockius LLP, each of which is serving as counsel to Echo, at (202) 239-3679 and (215) 963-5262, respectively. Our e-mail addresses are keith.gottfried@alston.com and jsoslow@morganlewis.com. Facsimile transmissions may also be sent to us at (202) 654-4879 and (215) 963-5001, respectively.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:           Kimberly A. Burke, Esq. (General Counsel) – Echo Therapeutics, Inc.
Joanne R. Soslow, Esq. – Morgan, Lewis & Bockius, LLP